Exhibit 99.1

ALPHA TECHNOLOGY GROUP LIMITED

(incorporated under the laws of the British Virgin Islands)

(NASDAQ: ATGL)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a meeting of the shareholders of Alpha Technology Group Limited (the “Company”) will be held at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central on November 4, 2024 at 10:00 a.m. (Hong Kong Time) for the purpose of considering and passing, if thought fit, the following resolutions set out below as resolutions of shareholders in respect of Resolutions 1 and 2(a) to (c):

RESOLUTION OF SHAREHOLDERS

1.	THAT the Memorandum and Articles of Association of the Company be amended and restated by the deletion of Clause 8 of the existing Second Amended and Restated Memorandum and Articles of Association (the “Current Effective M&AA”) in its entirety, and references to Clause 8 in Clause 12 of the Current Effective M&AA, which reflects the amendment on the shareholding requirement for variation of rights of shares of the Company.

2.	THAT SUBJECT TO THE PASSING OF RESOLUTION 1, the following resolutions be and hereby authorised and approved:

(a)	the Company’s maximum number of shares authorised to be issued being 1,500,000,000 shares of US$0.0001 par value each, be and is hereby re-classified and re-designated as 1,500,000,000 shares in aggregate divided into 900,000,000 Class A ordinary shares with a par value of US$0.0001 each with 1 vote per share (“Class A Ordinary Shares”), and 600,000,000 Class B ordinary shares with a par value of US$0.0001 each with 20 votes per share (“Class B Ordinary Shares”), and THAT the current issued and outstanding 16,462,500 ordinary shares of par value of US$0.0001 each be and are re-classified and re-designated as Class A Ordinary Shares;

(b)	the Memorandum and Articles of Association of the Company be amended and restated by the deletion of the Current Effective M&AA in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form attached as Appendix A hereto, which reflects the reclassification and redesignation of the Company’s authorised shares;

(c)	the surrender and issue of shares of certain shareholder as follows be approved:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be held Given Effect to Share Redesignation and Reclassification	Number of Shares to be Held Giving Effect to Share Redesignation, Reclassification, Surrender and Issue
Tsang Chun Ho, Anthony	1,597,500 Ordinary Shares	1,597,500 Class A Ordinary Shares	397,500 Class A Ordinary Shares 1,200,000 Class B Ordinary Shares

The lock-up restrictions, being the lock-up period of three years from the date of grant (i.e. October 10, 2024) attached to the 1,200,000 Class A Ordinary Shares surrendered, shall remain in full force and continuance on the Class B Ordinary Shares issued.

The foregoing items of business are described in the proxy statement accompanying this notice. The board of directors of the Company (the “Board of Directors”) unanimously recommends that the shareholders vote “FOR” for all the items.

The Board of Directors has fixed the close of business on October 15, 2024, as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials from the Company’s website at https://alphatechnologys.com/. The notice of the Meeting, this proxy statement, and the proxy card will be sent or made available to shareholders on or about October 19, 2024.

Dated October 15, 2024

BY ORDER OF THE BOARD

Alpha Technology Group Limited

/s/ Tsang Chun Ho, Anthony
Per: Tsang Chun Ho, Anthony
Executive director and President

ALPHA TECHNOLOGY GROUP LIMITED

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

November 4, 2024

10:00 a.m., local time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Alpha Technology Group Limited (the “Company”) is soliciting proxies for the extraordinary general meeting of shareholders (the “Meeting”) of the Company to be held on November 4, 2024, at 10:00 a.m., local time. The Company will hold the Meeting at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central, Hong Kong.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting or any adjournment thereof in real time. Beneficial shareholders who hold their shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guests and may view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on October 15, 2024 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued ordinary shares of the Company at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

1.

THAT the Memorandum and Articles of Association of the Company be amended and restated by the deletion of Clause 8 of the existing Second Amended and Restated Memorandum and Articles of Association (the “Current Effective M&AA”) in its entirety, and references to Clause 8 in Clause 12 of the existing Current Effective M&AA, which reflects the amendment on the shareholding requirement for variation of rights of shares of the Company;

2.

THAT SUBJECT TO THE PASSING OF RESOLUTION 1, the following resolutions be and hereby authorised and approved:

(a) the Company’s maximum number of shares authorised to be issued being 1,500,000,000 shares of US$0.0001 par value each, be and is hereby re-classified and re-designated as 1,500,000,000 shares in aggregate divided into 900,000,000 Class A ordinary shares with a par value of US$0.0001 each with 1 vote per share (“Class A Ordinary Shares”), and 600,000,000 Class B ordinary shares with a par value of US$0.0001 each with 20 votes per share (“Class B Ordinary Shares”), and THAT the current issued and outstanding 16,462,500 ordinary shares of par value of US$0.0001 each be and are re-classified and re-designated as Class A Ordinary Shares;

(b) the Memorandum and Articles of Association of the Company be amended and restated by the deletion of the Current Effective M&AA in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) in the form attached as Appendix A hereto, which reflects the reclassification and redesignation of the Company’s authorised shares;

(c)	the surrender and issue of shares of certain shareholder as follows be approved:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be held Given Effect to Share Redesignation and Reclassification	Number of Shares to be Held Giving Effect to Share Redesignation, Reclassification, Surrender and Issue
Tsang Chun Ho, Anthony	1,597,500 Ordinary Shares	1,597,500 Class A Ordinary Shares	1,200,000 Class B Ordinary Shares 397,500 Class A Ordinary Shares

The lock-up restrictions, being the lock-up period of three years from the date of grant (i.e. October 10, 2024) attached to the 1,200,000 Class A Ordinary Shares surrendered, shall remain in full force and continuance on the Class B Ordinary Shares issued.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1, 2(a), 2(b), and 2(c).

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

PROPOSAL NO. 1

AMENDMENT TO THE VARIATION OF RIGHTS OF SHARES

The Board of Directors deems it advisable and is recommending that our shareholders approve that the Memorandum and Articles of Association of the Company be amended and restated by the deletion of Clause 8 of the Current Effective M&AA in its entirety, and references to Clause 8 in Clause 12 of the Current Effective M&AA, which reflects the amendment on the shareholding requirement for variation of rights of shares of the Company. By deleting Claus 8 and references to Clause 8 in Clause 12 of the Current Effective M&AA, the rights attached to Ordinary Shares may be varied with the consent in writing of or by a resolution passed at a meeting by the holders of less than 50 per cent of the issued shares of that class.

The Clause 8 and Clause 12 of the Current Effective M&AA read as below:

8.	VARIATION OF RIGHTS

The rights attached to Shares as specified in Clause 7 may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued Shares of that class.

12.	AMENDMENT OF MEMORANDUM AND ARTICLES

Subject to Clause 8, the Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7, 8 or 9 or this Clause 12.

The resolution to be proposed shall be as follows:

RESOLVED AS A RESOLUTION, that the Current Effective M&AA of the Company be amended and restated by the deletion of Clause 8 in its entirety, and references to Clause 8 in Clause 12, which reflects the amendment on the shareholding requirement for variation of rights of shares of the Company.

Proposal No. 1 will be approved if the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Amendment to the Variation of Rights of Shares will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

AMENDMENT TO THE VARIATION OF RIGHTS OF SHARES.

PROPOSAL NO. 2(a)

RE-DESIGNATION AND RE-CLASSIFICATION OF SHARES

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, that subject to the passing of Proposal No. 1, that the Company’s maximum number of shares authorised to be issued being 1,500,000,000 shares of US$0.0001 par value each, be and is hereby re-classified and re-designated (the “Re-Designation and Re-classification”) as 1,500,000,000 shares in aggregate divided into 900,000,000 Class A ordinary shares with a par value of US$0.0001 each with 1 vote per share (“Class A Ordinary Shares”), and 600,000,000 Class B ordinary shares with a par value of US$0.0001 each with 20 votes per share (“Class B Ordinary Shares”), and that the current issued and outstanding 16,462,500 ordinary shares of par value of US$0.0001 each be and are re-classified and re-designated as Class A Ordinary Shares.

Following the Re-Designation and Re-classification, each Class A Ordinary Share would be entitled to one vote and each Class B Ordinary Share would be entitled to 20 votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences, and privileges as set forth in the Company’s amended and restated memorandum and articles of association.

In addition, all Class B Ordinary Shares will be convertible, at the option of the holder thereof, into the number of fully paid and non-assessable Class A Ordinary Shares on a one-for-one basis.

The resolution to be proposed shall be as follows:

RESOLVED AS A RESOLUTION, that the Company’s maximum number of shares authorised to be issued being 1,500,000,000 shares of US$0.0001 par value each, be and is hereby re-classified and re-designated as 1,500,000,000 shares in aggregate divided into 900,000,000 Class A Ordinary Shares with a par value of US$0.0001 each with 1 vote per share, and 600,000,000 Class B Ordinary Shares with a par value of US$0.0001 each with 20 votes per share, and THAT the current issued and outstanding 16,462,500 ordinary shares of par value of US$0.0001 each be and are re-classified and re-designated as Class A Ordinary Shares.

Proposal No. 2(a) will be approved if the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Re-Designation and Re-classification of Shares will become effective upon approval of our shareholders.

The proposed Re-Designation and Re-classification will not affect in any way the validity or transferability of share certificates outstanding, the capital structure of the Company or the trading of the Company’s shares on the Nasdaq Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing share certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Ordinary Shares or Class B Ordinary Shares, as the case may be, will be issued.

Future issuances of Class B Ordinary Shares or securities convertible into Class B Ordinary Shares could have a dilutive effect on our earnings per share, book value per share, and the voting power and interest of current holders of ordinary shares. In addition, the availability of additional shares of Class A Ordinary Shares for issuance could, under certain circumstances, discourage or make more difficult any efforts to obtain control of the Company. The Board of Directors is not aware of any attempt, or contemplated attempt, to acquire control of the Company, nor is this proposal being presented with the intent that it be used to prevent or discourage any acquisition attempt. However, nothing would prevent the Board of Directors from taking any such actions that it deems to be consistent with its fiduciary duties.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-DESIGNATION AND RE-CLASSIFICATION OF SHARES.

PROPOSAL NO. 2(b)

ADOPTION OF THE AMENDED M&A

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, that subject to the passing of Proposal No. 1, the Board of Directors deems it advisable and is recommending that our shareholders approve and adopt the Amended M&A attached hereto as Appendix A.

The Amended M&A, in clauses 6 and 7 of the memorandum of association, reflects the proposed dual-class share structure and set out the rights and privileges of Class A Ordinary Shares and Class B Ordinary Shares (which are the subject of Proposal 2(a)). The clauses 6 and 7 of the Amended M&A will read as below.

6.	NUMBER AND CLASSES OF SHARES

6.1	The Company is authorised to issue a maximum of 1,500,000,000 Shares in aggregate divided into 900,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, and 600,000,000 Class B Ordinary Shares with a par value of US$0.0001 each. The Company may by Resolution of Directors create and issue additional classes of Shares including by way of re-designation and re-classification of existing Shares into new classes.

6.2	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

7.	DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

7.1	Each Share confers upon the Shareholder:

(a)	the right to an equal share in any Distribution paid by the Company; and

(b)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2	Each Class A Ordinary Share confers upon the Shareholder the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders;

7.3	Each Class B Ordinary Share confers upon the Shareholder the right to twenty votes at a meeting of the Shareholders or on any Resolution of Shareholders;

7.4	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

The resolution to be proposed shall be as RESOLVED AS A RESOLUTION, that the Amended M&A, a copy of which is attached hereto as Appendix A, be adopted as the new memorandum and articles of association of the Company, in substitution for the Current Effective M&AA.

Proposal No. 2(b) will be approved if the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

The Adoption of the Amended M&A will become effective upon approval of our shareholders.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE ADOPTION OF THE AMENDED M&A.

PROPOSAL NO. 2(c)

SURRENDER AND ISSUE OF SHARES

The Board of Directors approved, and directed that there be submitted to the shareholders of the Company for approval, that subject to the passing of Proposal No. 1, the Board of Directors directed that there be submitted to the shareholders of the Company for approval, the surrender and issue of ordinary shares as follows:

Name of Shareholder	Number of Existing Shares held	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification	Number of Shares to be Held Giving Effect to Share Re-designation and Re-classification, Surrender and Issue
Tsang Chun Ho, Anthony	1,597,500 ordinary shares	1,597,500 Class A Ordinary Shares	1,200,000 Class B Ordinary Shares 397,500 Class A Ordinary Shares

The lock-up restrictions, being the lock-up period of three years from the date of grant (i.e. October 10, 2024) attached to the 1,200,000 Class A Ordinary Shares surrendered, shall remain in full force and continuance on the Class B Ordinary Shares issued.

The resolution to be proposed shall be as follows:

RESOLVED AS A RESOLUTION, that 1,200,000 Class A Ordinary Shares held by Tsang Chun Ho, Anthony be surrendered for nil consideration, and the issuance of 1,200,000 Class B Ordinary Shares to Tsang Chun Ho, Anthony be and is hereby approved.

Proposal No. 2(c) will be approved if the affirmative vote of a majority of the votes of the ordinary shares entitled to vote thereon which are present in person or by duly authorized representative or by proxy at the Meeting by the holders of ordinary shares of the Company entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Subject to shareholders’ approval of the Proposals No. 1, 2(a), 2(b), and 2(c) and subsequent to the Meeting, the Board of Directors will approve the surrender of 1,200,000 Class A Ordinary Shares from Tsang Chun Ho, Anthony for nil consideration, and issue 1,200,000 Class B Ordinary Shares to Tsang Chun Ho, Anthony. The Surrender and Issue of Shares will become effective upon approval of our shareholders and our Board of Directors.

Potential Adverse Effects of the Surrender and Issue of Shares

Prior to the proposed surrender and issue of shares, Tsang Chun Ho, Anthony beneficially owns a total of 1,597,500 ordinary shares of the Company, representing approximately 9.7% of the total voting power of the Company. Immediately after the proposed surrender and issue becomes effective, Tsang Chun Ho, Anthony will beneficially hold approximately 62.1% of the total voting power of the Company.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

SURRENDER AND ISSUE OF SHARES.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

/s/ Tsang Chun Ho, Anthony
Tsang Chun Ho, Anthony
Executive director and president
October 15, 2024

Appendix A

The Amended M&A

BC NO: 2108861

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

Third Amended and restated

Memorandum of Association

and

Articles of Association

of

Alpha Technology Group Limited

Incorporated on 5 October 2022

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

THIRD AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Alpha Technology Group Limited

A COMPANY LIMITED BY SHARES

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

Act: the BVI Business Companies Act (No 16 of 2004) and includes the regulations made under the Act;

Articles: the attached Articles of Association of the Company;

Chairman of the Board: has the meaning specified in Regulation 12;

Class A Ordinary Shares: means the class A ordinary shares of a par value of US$0.0001 per share in the capital of the Company;

Class B Ordinary Shares: means the class B ordinary shares of a par value of US$0.0001 per share in the capital of the Company;

Distribution: in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder in relation to Shares held by a Shareholder, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

Eligible Person: individuals, corporations, trusts, the estates of deceased individuals, partnerships and unincorporated associations of persons;

Memorandum: this Memorandum of Association of the Company;

Registrar: the Registrar of Corporate Affairs appointed under section 229 of the Act;

Resolution of Directors: either:

(a)	a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b)	a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

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Resolution of Shareholders: either:

(a)	a resolution approved at a duly convened and constituted meeting of the Shareholders by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b)	a resolution consented to in writing by the holders of a majority of the votes of Shares entitled to vote thereon;

Seal: any seal which has been duly adopted as the common seal of the Company;

Securities: Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

Share: a share issued or to be issued by the Company;

Shareholder: an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

Treasury Share: a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

Written or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means: including electronic data interchange, electronic mail, telegram, telex or telecopy, and in writing shall be construed accordingly.

1.2	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a)	a Regulation is a reference to a regulation of the Articles;

(b)	a Clause is a reference to a clause of the Memorandum;

(c)	voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d)	the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended; and

(e)	the singular includes the plural and vice versa.

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1.3	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

1.4	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

2.	NAME

2.1	The name of the Company is Alpha Technology Group Limited.

3.	STATUS

The Company is a company limited by shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1	The first registered office of the Company is at CCS Trustees Limited, Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands, the office of the first registered agent.

4.2	The first registered agent of the Company is CCS Trustees Limited of Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands.

4.3	The Company may by Resolution of Shareholders or by Resolution of Directors change the location of its registered office or change its registered agent.

4.4	Any change of registered office or registered agent will take effect on the registration by the Registrar of a notice of the change filed by the existing registered agent or a legal practitioner in the British Virgin Islands acting on behalf of the Company.

5.	CAPACITY AND POWERS

5.1	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:

(a)	full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b)	for the purposes of Sub-Clause 5.1(a), full rights, powers and privileges.

5.2	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1	The Company is authorised to issue a maximum of 1,500,000,000 Shares in aggregate divided into 900,000,000 Class A Ordinary Shares with a par value of US$0.0001 each, and 600,000,000 Class B Ordinary Shares with a par value of US$0.0001 each. The Company may by Resolution of Directors create and issue additional classes of Shares including by way of re-designation and re-classification of existing Shares into new classes.

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6.2	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class or series of shares.

7.	DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

7.1	Each Share confers upon the Shareholder:

(a)	the right to an equal share in any Distribution paid by the Company; and

(b)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2	Each Class A Ordinary Share confers upon the Shareholder the right to one vote at a meeting of the Shareholders or on any Resolution of Shareholders.

7.3	Each Class B Ordinary Share confers upon the Shareholder the right to twenty votes at a meeting of the Shareholders or on any Resolution of Shareholders.

7.4	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares subject to Regulation 3 of the Articles.

8.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9.	REGISTERED SHARES

9.1	The Company shall issue registered shares only.

9.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

10.	TRANSFER OF SHARES

10.1	The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

10.2	The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

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11.	AMENDMENT OF MEMORANDUM AND ARTICLES

The Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a)	to restrict the rights or powers of the Shareholders to amend the Memorandum or Articles;

(b)	to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or Articles;

(c)	in circumstances where the Memorandum or Articles cannot be amended by the Shareholders; or

(d)	to Clauses 7 or 8 or this Clause 11.

We, CCS Trustees Limited of Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 5th day of October, 2022.

Incorporator	)
)
)
)
/s/ Jermaine Fahie	)

Jermaine Fahie
Authorised Signatory
CCS Trustees Limited
Mandar House, 3rd Floor
Johnson’s Ghut, Tortola
British Virgin Islands

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TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

THIRD AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Alpha Technology Group Limited

A COMPANY LIMITED BY SHARES

1.	REGISTERED SHARES

1.1	Every Shareholder is entitled to a certificate signed by a director of the Company or under the Seal specifying the number of Shares held by him and the signature of the director and the Seal may be facsimiles.

1.2	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

2.	SHARES

2.1	Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3	A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.4	No Shares may be issued for a consideration which is, in whole or in part, other than money, unless a Resolution of Directors has been passed stating:

(a)	the amount to be credited for the issue of the Shares; and

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(b)	that, in their opinion, the present cash value of the non-money consideration and money consideration, if any, is not less than the amount to be credited for the issue of the Shares.

2.5	The Company shall keep a register (register of members) containing:

(a)	the names and addresses of the Eligible Persons who hold Shares;

(b)	the number of each class and series of Shares held by each Shareholder;

(c)	the date on which the name of each Shareholder was entered in the register of members; and

(d)	the date on which any Eligible Person ceased to be a Shareholder.

2.6	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.7	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2	The Company may only offer to acquire Shares if at the relevant time the directors determine by Resolution of Directors that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3	Sections 60 (Process for acquisition of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.4	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 per cent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.5	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

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3.6	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

3.7	Where Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

4.	MORTGAGES AND CHARGES OF SHARES

4.1	Shareholders may mortgage or charge their Shares.

4.2	There shall be entered in the register of members at the written request of the Shareholder:

(a)	a statement that the Shares held by him are mortgaged or charged;

(b)	the name of the mortgagee or chargee; and

(c)	the date on which the particulars specified in Sub-Regulations 4.2(a) and 4.2(b) are entered in the register of members.

4.3	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a)	with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b)	upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a)	no transfer of any Share the subject of those particulars shall be effected;

(b)	the Company may not purchase, redeem or otherwise acquire any such Share; and

(c)	no replacement certificate shall be issued in respect of such Shares, without the written consent of the named mortgagee or chargee.

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5.	FORFEITURE

5.1	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

5.2	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5	The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1	Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company at the office of its registered agent for registration.

6.2	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4	Subject to the Memorandum, the personal representative of a deceased Shareholder may transfer a Share even though the personal representative is not a Shareholder at the time of the transfer.

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7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1	Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2	Upon the written request of Shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3	The director convening a meeting shall give not less than seven days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

(b)	the other directors.

7.4	The director convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6	The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

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[NAME OF COMPANY]

[I/We] being a Shareholder of the above Company HEREBY APPOINT [                           ] of [                           ] or failing him [                           ] of [                           ] to be my/our proxy to vote for [me/us] at the       meeting of Shareholders to be held on the [       ] day of [       ], 20 [       ] and at any adjournment thereof.

(Any restrictions on voting to be inserted here.)

Signed this [      ] day of [                           ], 20 [      ]

___________________________

Shareholder

7.10	The following applies where Shares are jointly owned:

(a)	if two or more persons hold Shares jointly each of them may be present in person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b)	if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c)	if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than one Shareholder who holds the Shares or class or series of Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting.

7.13	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one Shareholder who holds the Shares or class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

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7.14	At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman. If the Shareholders are unable to choose a chairman for any reason, then the person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

7.15	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16	At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.18	Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders, and the individual so authorised shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

7.19	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within seven days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

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7.20	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.21	An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

8.	DIRECTORS

8.1	The first directors of the Company shall be appointed by the first registered agent within six months of the date of incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors for such term as the Shareholders or directors determine.

8.2	No person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

8.3	The minimum number of directors shall be one and the maximum number shall be 12.

8.4	Each director holds office for the term, if any, fixed by the Resolution of Shareholders or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.5	A director may be removed from office,

(a)	with or without cause, by a Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution passed by at least seventy five per cent of the votes of the Shareholders entitled to vote; or

(b)	with cause, by a Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

8.6	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

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8.7	The directors may at any time appoint any person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a person as director to fill a vacancy, the term shall not exceed the term that remained when the person who has ceased to be a director ceased to hold office.

8.8	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.9	The Company shall keep a register of directors containing:

(a)	the names and addresses of the persons who are directors of the Company;

(b)	the date on which each person whose name is entered in the register was appointed as a director of the Company;

(c)	the date on which each person named as a director ceased to be a director of the Company; and

(d)	such other information as may be prescribed by the Act.

8.10	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.11	The directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.12	A director is not required to hold a Share as a qualification to office.

9.	POWERS OF DIRECTORS

9.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3	If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

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9.4	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.5	The continuing directors may act notwithstanding any vacancy in their body.

9.6	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to guarantee and/or secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.7	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.8	For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.	PROCEEDINGS OF DIRECTORS

10.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4	A director shall be given not less than three days’ notice of meetings of directors, but a meeting of directors held without three days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5	A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

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10.6	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only two directors in which case the quorum is two.

10.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2	The directors have no power to delegate to a committee of directors any of the following powers:

(a)	to amend the Memorandum or the Articles;

(b)	to designate committees of directors;

(c)	to delegate powers to a committee of directors;

(d)	to appoint directors;

(e)	to appoint an agent;

(f)	to approve a plan of merger, consolidation or arrangement; or

(g)	to make a declaration of solvency or to approve a liquidation plan.

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11.3	Sub-Regulations 11.2(b) and 11.2(c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4	The meetings and proceedings of each committee of directors consisting of two or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same person.

12.2	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5	The directors may, by a Resolution of Directors, appoint any person, including a person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Sub-Regulation 11.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him. For the purposes of this paragraph “agent” includes an attorney under a power of attorney.

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13.	CONFLICT OF INTERESTS

13.1	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a)	vote on a matter relating to the transaction;

(b)	attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c)	sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director of the Company; or

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(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

14.2	The indemnity in Sub-Regulation 14.1 only applies if the person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that their conduct was unlawful.

14.3	The decision of the directors as to whether the person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.4	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

14.5	The Company may purchase and maintain insurance in relation to any person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the person and incurred by the person in that capacity, whether or not the Company has or would have had the power to indemnify the person against the liability as provided in the Articles.

15.	RECORDS

15.1	The Company shall keep the following documents at the office of its registered agent:

(a)	the Memorandum and the Articles;

(b)	the register of members, or a copy of the register of members;

(c)	the register of directors, or a copy of the register of directors; and

(d)	copies of all notices and other documents filed by the Company with the Registrar in the previous ten years.

15.2	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

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(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.3	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

(c)	an impression of the Seal, if any.

15.4	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (No. 5 of 2001).

16.	REGISTERS OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

(a)	the date of creation of the charge;

(b)	a short description of the liability secured by the charge;

(c)	a short description of the property charged;

(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

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17.	SEAL

The Company may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS, INCLUDING DIVIDENDS

18.1	The directors of the Company may, by Resolution of Directors, authorise a Distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the Distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2	Distributions may be paid in money, shares, or other property.

18.3	Notice of any Distribution that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 20.1 and all Distributions unclaimed for three years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4	No Distribution shall bear interest as against the Company and no Distribution shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

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19.4	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Shareholders.

19.5	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6	The remuneration of the auditors of the Company:

(a)	in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b)	subject to the foregoing, shall be fixed by Resolution of Shareholders or in such manner as the Company may by Resolution of Shareholders determine.

19.7	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a)	in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b)	all the information and explanations required by the auditors have been obtained.

19.8	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.9	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.10	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	NOTICES

20.1	Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

20.2	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

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20.3	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

21.	VOLUNTARY WINDING UP AND DISSOLUTION

The Company may by a Resolution of Shareholders or by a Resolution of Directors appoint a voluntary liquidator.

22.	CONTINUATION

The Company may by Resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, CCS Trustees Limited of Mandar House, 3rd Floor, Johnson’s Ghut, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 5th day of October, 2022.

Incorporator	)
)
)
)
/s/ Jermaine Fahie	)
Jermaine Fahie
Authorised Signatory
CCS Trustees Limited
Mandar House, 3rd Floor
Johnson’s Ghut, Tortola
British Virgin Islands

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